Exhibit 99.2

Byline Bancorp, Inc.™

BY LISTED NYSE

1Q25 Earnings Presentation



Forward-Looking Statements

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of the Company. These statements are often, but not always, made through the use of words or phrases such as ‘‘may’’, ‘‘might’’, ‘‘should’’, ‘‘could’’, ‘‘predict’’, ‘‘potential’’, ‘‘believe’’, ‘‘expect’’, ‘‘continue’’, ‘‘will’’, ‘‘anticipate’’, ‘‘seek’’, ‘‘estimate’’, ‘‘intend’’, ‘‘plan’’, ‘‘projection’’, ‘‘would’’, ‘‘annualized’’, “target” and ‘‘outlook’’, or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. Forward-looking statements involve estimates and known and unknown risks, and reflect various assumptions and involve elements of subjective judgement and analysis, which may or may not prove to be correct, and which are subject to uncertainties and contingencies outside the control of Byline and its respective affiliates, directors, employees and other representatives, which could cause actual results to differ materially from those presented in this communication.

No representations, warranties or guarantees are or will be made by Byline as to the reliability, accuracy or completeness of any forward-looking statements contained in this communication or that such forward-looking statements are or will remain based on reasonable assumptions. You should not place undue reliance on any forward-looking statements contained in this communication.

Certain risks and important factors that could affect Byline’s future results are identified in our Annual Report on Form 10-K and other reports we file with the Securities and Exchange Commission, including among other things under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2024. Any forward-looking statement speaks only as of the date on which it is made, and Byline undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise unless required under the federal securities laws. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Merger with First Security Bancorp, Inc.

On April 1, 2025, Byline Bancorp, Inc. (“Byline”), the parent company of Byline Bank, completed its merger with First Security Bancorp, Inc. (“First Security Bancorp”) and its wholly owned bank subsidiary, First Security Trust and Savings Bank (“First Security”). As a result of the transaction, effective April 1, 2025, First Security merged with and into Byline Bank. Please note Byline’s present results and any forward-looking projections do not include the First Security transaction.

Leading Chicago Commercial Banking Franchise

Company Overview

A leading Chicago commercial bank with the size, scale and product offerings to compete and win in our markets to accelerate value creation for stockholders, customers, employees and communities

Leading Chicago Footprint



Rockford
Davenport
Joliet
Peoria
ILLINOIS
Springfield
Round Lake Beach
McHenry
Woodstock
Mundelein
Crystal Lake
Wheeling
Carpentersville
Palatine
Elgin
Arlington Heights
Schaumburg
Niles
Bloomingdale
Geneva
Wheaton
Downers Grove
Naperville
Aurora
Bolingbrook
Yorkville
Joliet
Midewin National Tallgrass Prairie

45
Chicagoland Branch Locations

#2
Largest Bank Headquartered in Chicago(2)

BY at a Glance ($mm)

Size

$9.6 Billion
Total Assets

$7.0 Billion
Total Loans & Leases

$7.6 Billion
Total Deposits

$1.2 Billion
Market Cap(2)

$934 Million
Tangible Common Equity(1)

Byline's Aspiration

Preeminent Commercial Bank in Chicago

- Grow Relationships
- Strong Financial Returns
- Balance Sheet Strength
- Invest in the Business

Growth Strategy

- **Gain market share in commercial banking**
  - Focus on full relationship banking
  - Capitalize on lower middle market opportunity
- **Grow low-cost core deposits**
  - Quality deposit franchise and stable funding
  - Expand low-cost business banking deposits
- **Supplement organic growth through acquisitions**
  - Community bank market remains fragmented
  - Experienced acquiror in the market

Note: Map excludes Byline Bank branch located in Wauwatosa, WI.
Source: S&P Global Market Intelligence and company filings. Financial data as of quarter ended March 31, 2025 or most recent available.
(1) Considered a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the Appendix.
(2) BY market capitalization as of March 31, 2025. Second largest bank headquartered in Chicago based on total assets.

First Quarter 2025 Highlights

Net Income	
$28.2 million	$28.8 million
Reported	Adjusted(1)

Diluted EPS	
$0.64	$0.65
Reported	Adjusted(1)

PTPP ROAA	
2.06%	2.09%
Reported(1)(2)	Adjusted(1)(2)

Efficiency Ratio	
53.66%	53.04%
Reported	Adjusted(1)

ROAA	
1.25%	1.27%
Reported(2)	Adjusted(1)(2)

ROTCE	
12.92%	13.14%
Reported(1)(2)	Adjusted(1)(2)

Strong Financial Performance

- Net Income of $28.2 million; EPS of $0.64
- Pre-Tax Pre-Provision income (1) of $46.7 million; Pre-Tax Pre-Provision ROAA(1) of 2.06%
  - 10th consecutive quarter of PTPP ROAA exceeding 2.00%
- Net interest income of $88.2 million, flat LQ → Revenue of $103.1 million, down 1.5%
- Credit ratings upgraded by Kroll based on Byline's strong performance and financial outlook
- Net interest margin (FTE)(1) of 4.08%, up 6 bps
- Loan and lease yields of 7.09%; average cost of deposits of 2.30%
- Stockholders' equity of $1.1 billion, up 3.6%
- Total Capital ratio: 14.86%, up 12 bps
- TCE/TA(1): 9.95%, up 34 bps
- NPL/Total Loans: 0.76%, down 14 bps
- NPA/Total Assets: 0.62%, down 9 bps

11.78%
Common Equity Tier 1

+14.3%
Increase in Tangible Book Value / Share(1) Y/Y

+8.0%
Increase in Loans & Leases(2)

+5.1%
Increase in Deposits(2)

-1.7%
Decrease in Non-interest Expense

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.
(2) Annualized.

Loan Portfolio Trends *($ in millions)*

Total Loan Portfolio and Average Yield



$6,802
$6,905
$6,899
$6,910
$7,047
7.45%
7.47%
7.48%
7.21%
7.09%
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Total Loans & Leases
Average Loan & Lease Yield

Highlights

- Total loan portfolio was $7.0 billion at 1Q25, an increase of $137.1 million, or 8.0% annualized from 4Q24
  - Originated $310.3 million in new loans, net of loan sales in 1Q25
    - Production driven by commercial banking and leasing originations of $152.6 million and $65.1 million, respectively
- Payoff activity decreased by $51.1 million from 4Q24 to $237 million
- Average loan yield of 7.09%, down 12 bps LQ and down 36 bps YoY, reflecting the impact of lower interest rates
- Cumulative Rates Down Loan Beta[(1)]: 32%

Portfolio Composition



Resi
10%
C&D
7%
Non-Owner
Occ. CRE
14%
Owner
Occ. CRE
20%
Leasing
10%
C&I
39%

Utilization Rates



66%
64%
62%
60%
58%
56%
54%
52%
50%
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Line Usage %
Last 12 Months Average

Originations and Payoffs



$264
$214
$300
$235
$212
$267
$297
$288
$310
$237
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Loan & Lease Originations
Loan & Lease Payoffs

(1) Beta, excluding loan accretion, is calculated as the change in yield on loans and leases from 2Q24 to 1Q25 divided by the change in average Fed Funds from 2Q24 to 1Q25.

Deposit Trends *($ in millions)*

Deposit Composition



$7,350
$7,347
$7,498
$7,459
$7,553
Q1 2024: 5.8% / 21.7% / 38.0% / 9.3% / 25.2%
Q2 2024: 5.8% / 21.9% / 38.5% / 9.8% / 24.0%
Q3 2024: 6.2% / 21.9% / 38.9% / 9.9% / 23.1%
Q4 2024: 5.8% / 20.1% / 40.3% / 10.3% / 23.5%
Q1 2025: 5.7% / 17.6% / 42.9% / 11.1% / 22.7%
Non Interest Checking
Interest Checking
MMDA & Savings
Time <$250K
Time >$250K

Highlights

- Total deposits were $7.6 billion, up 5.1% annualized from 4Q24
- Improved shift in the deposit mix drove down funding costs
  - Cost of interest-bearing deposits decreased by 26 bps to 3.00%
  - Average cost of deposits decreased by 18 bps to 2.30%
- Cumulative interest-bearing deposit beta(1) stood at ~51% since the beginning of the current rate easing cycle
- Commercial deposits accounted for 44.3% of total deposits and represent 81.1% of all non-interest-bearing deposits

Loan to Deposit Ratio



92.54%
93.98%
92.02%
92.64%
93.30%
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Loans / Deposit Ratio

Average Non-Interest-Bearing Deposits



$1,874
$1,817
$1,741
$1,777
$1,730
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Non-Interest-Bearing Demand Deposits

Cost of Interest-Bearing Deposits



3.45%
3.51%
3.59%
3.26%
3.00%
2.56%
2.63%
2.76%
2.48%
2.30%
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Cost of Interest Bearing Deposits
Cost of Deposits

(1) Beta calculation is based on change in deposit cost divided by change in Fed Funds from 2Q24 to 1Q25.

Net Interest Income and Net Interest Margin Trends *($ in millions)*

Net Interest Income



$85.5
$86.5
$87.5
$88.5
$88.2
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025

Highlights

- Net interest income was $88.2 million, flat from 4Q24
  - Impacted by two fewer days in the quarter, lower yields on earnings assets, and cash balances
  - Partially offset by lower cost of deposits and higher loan balances
- 4.07% net interest margin, up 6 basis points from 4Q24

<u>Interest Rate Sensitivity Over a One-Year Time Horizon</u>

- Rates -100 bps: ~$9 million or ~2.4% decline in NII or ~$2.3 million per 25 bps
- Ramp -100 bps: ~$8 million or ~2.1% decline in NII or ~$2.0 million per 25 bps

Repricing Mix



Other
4%
Prime
21%
Fixed
46%
SOFR
29%

NIM, Yields and Costs



7.45%
7.47%
7.48%
7.21%
7.09%
4.00%
3.98%
3.88%
4.01%
4.07%
2.78%
2.97%
3.02%
3.20%
3.05%
2.56%
2.63%
2.76%
2.48%
2.30%
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Average Loan & Lease Yield
Net Interest Margin
Taxable Securities Yield
Cost of Deposits

NIM Bridge



$88.5 Million NII
$88.2 Million NII
4.01%
(0.10%)
0.16%
0.00%
4.07%
Q4 2024 NIM
Earning Assets Yield
Interest-Bearing Liability Rate
Net Free Funds
Q1 2025 NIM

Non-Interest Income Trends *($ in millions)*

Total Non-Interest Income



$15.5
$12.8
$14.4
$16.1
$14.9
17%
7%
36%
7%
17%
16%
11%
7%
47%
9%
6%
20%
18%
8%
41%
8%
7%
18%
15%
7%
44%
7%
11%
16%
21%
7%
34%
7%
13%
18%
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Fees and service charges on deposits
Net servicing fees
ATM and interchange fees
Net gains on sales of loans
Wealth management and trust income
Other

Highlights

- Non-interest income was $14.9 million, down 8.0% from 4Q24
  - Decrease in net gains on sales of loans, driven by lower volume of guaranteed loans sold

Government Guaranteed Loan Sales

- $70.2 million of guaranteed loans sold in 1Q25

Net Gains on Sales of Loans



$5.5
$6.0
$5.9
$7.1
$4.9
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025

Volume Sold and Average Net Premiums



$120
$100
$80
$60
$40
$20
$0
15.00%
12.00%
9.00%
6.00%
$72.5
$73.9
$79.5
$88.9
$70.2
9.59%
10.11%
9.74%
9.96%
9.99%
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
10 year loans
25 year loans
USDA
Other
Average Net Premiums

Non-Interest Expense Trends *($ in millions)*

Non-Interest Expense



$53.8
$53.2
$54.3
$57.4
$56.4
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Salaries and employee benefits
Occupancy and equipment
Impairment charge on assets held for sale
Data processing
Legal, audit and other
Loan and lease related
Intangible assets amortization
All other

Highlights

- Non-interest expense of $56.4 million, down 1.7% from 4Q24 and reflects:
  - $1.0 million decrease in salaries and employee benefits due to lower incentive and equity-based compensation expense
  - $946,000 decrease in advertising and promotion
  - Offset by higher First Security merger-related expenses
- NIE/AA stood at 2.49% at 1Q25
  - Adjusted NIE/AA(1): 2.46%

Non-Interest Expense Bridge



$57.4
($1.0)
($0.9)
($0.6)
$0.4
$0.4
$0.7
$56.4
Q4 2024
Salaries & employee benefits
Advertising & Promotions
Net loss recognized on OREO
Occupancy & Equipment
Merger-related expenses
All other non-interest expense
Q1 2025

Efficiency Ratio



51.94%
52.19%
52.02%
53.58%
53.66%
51.75%
52.19%
51.62%
53.37%
53.04%
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Adjusted Efficiency Ratio (1)
Efficiency Ratio

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Asset Quality Trends *($ in millions)*

Net Charge-offs



$6.2
$9.5
$8.5
$7.8
$6.6
$2.4
0.37%
0.56%
0.49%
0.45%
0.39%
$6.1
$9.5
$6.0
$7.9
$6.6
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Net Charge-offs ex. PCD
PCD Net Charge-offs
Net Charge-offs (annualized %)

Allowance for Credit Losses (ACL)



$102.4
$99.7
$98.4
$98.0
$100.4
1.51%
1.45%
1.44%
1.42%
1.43%
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
ACL
ACL as % of Total Loans & Leases

NPLs / Total Loans & Leases



1.00%
0.93%
1.02%
0.90%
0.76%
0.10%
0.10%
0.16%
0.14%
0.13%
0.11%
0.22%
0.17%
0.12%
0.11%
0.79%
0.61%
0.69%
0.64%
0.52%
Excluding Government Guaranteed loans, NPLs were 63 bps
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
NPLs ex. Government Guaranteed & PCD
PCD % of Total Loans & Leases
Government Guaranteed NPLs

Criticized & Classified Loans



4.0%
3.7%
3.8%
3.6%
3.7%
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Criticized & Classified Loans as a % of Total Loans & Leases

Note: Delinquencies represent accruing loans and leases past due 30 days or more. Delinquencies to Total Loans and Leases represent delinquencies divided by period end loans and leases.

Strong Capital Position

Capital Ratios



13.66%
8.76%
13.86%
8.82%
14.41%
9.72%
14.74%
9.61%
14.86%
9.95%
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Total Capital Ratio
TCE / TA (1)

Strong Capital Base

- Capital Priorities:

  1. Fund Organic Growth 2. Dividend 3. M&A 4. Buyback

- TCE/TA[(1)] operating target range is between 8% and 9%: currently at 9.95%
- Increased capital ratios with CET1 at 11.78%, up 119 bps YoY
- $1.1 billion total stockholders' equity, up 3.6%
- Repurchased 26,000 common shares during 1Q25

Common Equity Tier 1



10.59%
10.84%
11.35%
11.70%
11.78%
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025

Return on Average Tangible Common Equity



15.95%
15.88%
15.27%
15.27%
14.67%
14.49%
14.02%
13.92%
13.14%
12.92%
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Reported
Adjusted (1)

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

2025 Strategic Priorities

Strengthening our position as the preeminent commercial bank in Chicago

Stay Ahead of Regulatory Expectations

- Completing the First Security acquisition and providing a smooth transition for our new customers and colleagues
- Prepare for crossing the $10 billion threshold

Maintain Balance Sheet Strength

- Fortress level Capital Ratios:
  - TCE
  - CET1
  - Total RBC
- Strong liquidity profile

Deposits, Deposits, Deposits

- Grow low-cost, core deposits
- Dynamically operate through the interest rate environment

Top Quartile Profitability

- Maintain top quartile profitability and continue to execute strategy
- Driving higher net interest income, while managing net interest margin and asset sensitivity

Actively Manage Risk

- Monitor portfolio to identify and resolve problems quickly
- Maintain disciplined focus on credit through the cycle aligned with our aggregate moderate-to-low risk appetite

Capitalize on Market Opportunities

- Industry consolidation is impacting community banks
- Continue to attract and develop talent in the organization

1Q25 Earnings Presentation Appendix

BY
LISTED
NYSE

Granular Deposit Base

A **strength** of our franchise is our well **diversified** deposit base…

~69% of Total Deposits are FDIC Insured



Consumer Deposits, $3.9 billion
Commercial Deposits, $3.7 billion
Insured
91%
Uninsured
9%
Uninsured
53%
Insured
47%
Total Deposits
$7.6 Billion
as of 3/31/25

…with **limited concentration** and granular customer base providing a **stable** source of funding

Consumer Deposits[1]

$3.9 billion at 3/31/25

Customer Base

~120,000

Consumer Accounts

Granular Deposit Base

~$30,000

Average Account Balance



Total Franchise

46

Branches

Core banking footprint in key urban MSAs in Wisconsin and a broad footprint in Chicago, IL

Commercial Deposits

$3.7 billion at 3/31/25

Customer Base

~28,000

Commercial Accounts

Granular Deposit Base

~$136,000

Average Account Balance

(1) Excludes brokered deposits.

Strong Liquidity and Securities Portfolio *($ in millions)*

Liquidity Position

- Cash and cash equivalents $421.3 million, down by $141.8 million, or 25.2% from 4Q24 primarily due purchases of securities and lower balances held with FRB
- $1.5 billion AFS investment portfolio
- $2.1 billion of available borrowing capacity
- Uninsured Deposits stood at 30.4%
  - Liquidity coverage of uninsured deposits ~129% as of quarter end

Highlights

- Securities portfolio duration: 4.7 years; net of hedges: ~4.5 years
- Securities portfolio annual cash flow: ~$207 million
- Taxable securities yield of 3.05%, down 15 basis points from 4Q24
- AOCI / TCE[(1)]: ~10.3%

Securities + Cash (Average)



$1,762
$339
$1,423
$1,779
$306
$1,473
$1,978
$469
$1,509
$1,802
$272
$1,529
$1,695
$134
$1,561
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Taxable Securities
Cash and cash equivalents

AFS Portfolio by Type



Muni 5%
Treasury & Agency 11%
Asset-backed 1%
Corporate 3%
Non-agency MBS, CMBS 9%
Agency MBS, CMBS 71%

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Unguaranteed Government-Guaranteed Exposure Represents 6.1% of Total Loans *($ in millions)*

On Balance Sheet SBA 7(a) & USDA Loans

($ in millions)	$ Balance	% of Portfolio
Unguaranteed	$395.4	5.6%
Guaranteed	79.2	1.1%
Total SBA 7(a) Loans	**$474.6**	**6.7%**
Unguaranteed	$36.3	0.5%
Guaranteed	20.4	0.3%
Total USDA Loans	**$56.7**	**0.8%**

Highlights

- One of the top SBA and USDA lenders in the United States
  - Top Illinois SBA 7(a) lender for the 16th consecutive year[1]
- Closed $122.8 million in SBC loan commitments in 1Q25
- SBA 7(a) portfolio $474.6 million, up $13.2 million from 4Q24
  - ACL/Unguaranteed loan balance ~8.2%
- $1.7 billion in serviced government guaranteed loans for investors in 1Q25
- Since 2016, the unguaranteed government-guaranteed exposure has decreased from 14.6% down to 6.1% in 2025

ACL/Unguaranteed Loan Balance



7.1%
8.1%
9.0%
8.1%
8.2%
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025

SBA 7(a) & USDA Closed Loan Commitments



$108.3
$82.3
$111.4
$121.7
$118.3
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
USDA
SBA 7(a)

(1) SBA ranking by the U.S. Small Business Administration by volume FY2024.

Financial Summary

(dollars in thousands, except per share data)	As of or For the Three Months Ended March 31, 2025	December 31, 2024	March 31, 2024
Income Statement			
Net interest income	$ 88,216	$ 88,524	$ 85,541
Provision for credit losses	9,179	6,878	6,643
Non-interest income	14,864	16,149	15,473
Non-interest expense	56,429	57,431	53,809
Income before provision for income taxes	37,472	40,364	40,562
Provision for income taxes	9,224	10,044	10,122
Net income	$ 28,248	$ 30,320	$ 30,440
Diluted earnings per common share[(1)]	$ 0.64	$ 0.69	$ 0.70
Balance Sheet			
Total loans and leases HFI	$ 7,025,837	$ 6,906,822	$ 6,778,214
Total deposits	7,553,308	7,458,628	7,350,202
Tangible common equity[(1)]	934,098	893,399	806,916
Balance Sheet Metrics			
Loans and leases / total deposits	93.30%	92.64%	92.54%
Tangible common equity / tangible assets[(1)]	9.95%	9.61%	8.76%
Key Performance Ratios			
Net interest margin	4.07%	4.01%	4.00%
Efficiency ratio	53.66%	53.58%	51.94%
Adjusted efficiency ratio[(1)]	53.04%	53.37%	51.75%
Non-interest income to total revenues	14.42%	15.43%	15.32%
Non-interest expense to average assets	2.49%	2.48%	2.40%
Return on average assets	1.25%	1.31%	1.36%
Adjusted return on average assets[(1)]	1.27%	1.32%	1.36%
Pre-tax pre-provision return on average assets [(1)]	2.06%	2.04%	2.10%
Dividend payout ratio on common stock	15.63%	13.04%	12.86%
Tangible book value per common share[(1)]	$ 20.91	$ 20.09	$ 18.29

(1) Represents a non-GAAP financial measure. See “Non-GAAP Reconciliation” in the appendix.

Non-GAAP Reconciliation

	As of or For the Three Months Ended		
(dollars in thousands, except per share data)	March 31, 2025	December 31, 2024	March 31, 2024
Net income and earnings per share excluding significant items			
Reported Net Income	$ 28,248	$ 30,320	$ 30,440
Significant items:			
Impairment charges on ROU asset	—	—	194
Merger-related expenses	637	218	—
Tax benefit	(134)	(1)	(52)
Adjusted Net Income	$ 28,751	$ 30,537	$ 30,582
Reported Diluted Earnings per Share	$ 0.64	$ 0.69	$ 0.70
Significant items:			
Impairment charges on ROU asset	—	—	—
Merger-related expenses	0.01	—	—
Tax benefit	—	—	—
Adjusted Diluted Earnings per Share	$ 0.65	$ 0.69	$ 0.70

Non-GAAP Reconciliation *(continued)*

(dollars in thousands)	As of or For the Three Months Ended March 31, 2025	December 31, 2024	March 31, 2024
Adjusted non-interest expense:			
Non-interest expense	$ 56,429	$ 57,431	$ 53,809
Less: Impairment charges on ROU assets	—	—	194
Less: Merger-related expenses	637	218	—
Adjusted non-interest expense	$ 55,792	$ 57,213	$ 53,615
Adjusted non-interest expense ex. amortization of intangible assets:			
Adjusted non-interest expense	$ 55,792	$ 57,213	$ 53,615
Less: Amortization of intangible assets	1,118	1,345	1,345
Adjusted non-interest expense ex. amortization of intangible assets	$ 54,674	$ 55,868	$ 52,270
Pre-tax pre-provision net income:			
Pre-tax income	$ 37,472	$ 40,364	$ 40,562
Add: Provision for loan and lease losses	9,179	6,878	6,643
Pre-tax pre-provision net income	$ 46,651	$ 47,242	$ 47,205
Adjusted pre-tax pre-provision net income:			
Pre-tax pre-provision net income	$ 46,651	$ 47,242	$ 47,205
Add: Impairment charges on ROU assets	—	—	194
Add: Merger-related expenses	637	218	—
Adjusted pre-tax pre-provision net income	$ 47,288	$ 47,460	$ 47,399
Tax equivalent net interest income:			
Net interest income	$ 88,216	$ 88,524	$ 85,541
Add: Tax-equivalent adjustment	228	230	233
Net interest income, fully taxable equivalent	$ 88,444	$ 88,754	$ 85,774
Total revenues:			
Net interest income	$ 88,216	$ 88,524	$ 85,541
Add: Non-interest income	14,864	16,149	15,473
Total revenues	$ 103,080	$ 104,673	$ 101,014

Non-GAAP Reconciliation *(continued)*

	As of or For the Three Months Ended		
(dollars in thousands)	March 31, 2025	December 31, 2024	March 31, 2024
Tangible common stockholders' equity:			
Total stockholders' equity	$ 1,131,078	$ 1,091,497	$ 1,009,049
Less: Goodwill and other intangibles	196,980	198,098	202,133
Tangible common stockholders' equity	$ 934,098	$ 893,399	$ 806,916
Tangible assets:			
Total assets	$ 9,584,732	$ 9,496,529	$ 9,410,503
Less: Goodwill and other intangibles	196,980	198,098	202,133
Tangible assets	$ 9,387,752	$ 9,298,431	$ 9,208,370
Tangible assets, excluding accumulated other comprehensive loss:			
Tangible assets	$ 9,387,752	$ 9,298,431	$ 9,208,370
Less: Accumulated other comprehensive loss	(96,384)	(113,687)	(106,910)
Tangible assets, excluding accumulated other comprehensive loss:	$ 9,484,136	$ 9,412,118	$ 9,315,280
Tangible common stockholders' equity, excluding accumulated other comprehensive loss:			
Tangible common stockholders' equity	$ 934,098	$ 893,399	$ 806,916
Less: Accumulated other comprehensive loss	(96,384)	(113,687)	(106,910)
Tangible common stockholders' equity, excluding accumulated other comprehensive loss	$ 1,030,482	$ 1,007,086	$ 913,826
Average tangible common stockholders' equity:			
Average total stockholders' equity	$ 1,110,168	$ 1,094,025	$ 998,806
Less: Average goodwill and other intangibles	197,514	198,697	202,773
Average tangible common stockholders' equity	$ 912,654	$ 895,328	$ 796,033
Average tangible assets:			
Average total assets	$ 9,186,765	$ 9,201,635	$ 9,030,941
Less: Average goodwill and other intangibles	197,514	198,697	202,773
Average tangible assets	$ 8,989,251	$ 9,002,938	$ 8,828,168
Tangible net income available to common stockholders:			
Net income available to common stockholders	$ 28,248	$ 30,320	$ 30,440
Add: After-tax intangible asset amortization	826	1,015	986
Tangible net income available to common stockholders	$ 29,074	$ 31,335	$ 31,426
Adjusted tangible net income available to common stockholders:			
Tangible net income available to common stockholders	$ 29,074	$ 31,335	$ 31,426
Add: Impairment charges on ROU assets	—	—	194
Add: Merger-related expenses	637	218	—
Add: Tax benefit on significant items	(134)	(1)	(52)
Adjusted tangible net income available to common stockholders	$ 29,577	$ 31,552	$ 31,568

Non-GAAP Reconciliation *(continued)*

(dollars in thousands, except share and per share data, ratios annualized, where applicable)	As of or For the Three Months Ended		
	March 31, 2025	December 31, 2024	March 31, 2024
Pre-tax pre-provision return on average assets:			
Pre-tax pre-provision net income	$ 46,651	$ 47,242	$ 47,205
Average total assets	9,186,765	9,201,635	9,030,941
Pre-tax pre-provision return on average assets	2.06%	2.04%	2.10%
Adjusted pre-tax pre-provision return on average assets:			
Adjusted pre-tax pre-provision net income	$ 47,288	$ 47,460	$ 47,399
Average total assets	9,186,765	9,201,635	9,030,941
Adjusted pre-tax pre-provision return on average assets	2.09%	2.05%	2.11%
Net interest margin, fully taxable equivalent:			
Net interest income, fully taxable equivalent	$ 88,444	$ 88,754	$ 85,774
Total average interest-earning assets	8,785,619	8,785,176	8,603,582
Net interest margin, fully taxable equivalent	4.08%	4.02%	4.01%
Non-interest income to total revenues:			
Non-interest income	$ 14,864	$ 16,149	$ 15,473
Total revenues	103,080	104,673	101,014
Non-interest income to total revenues	14.42%	15.43%	15.32%
Adjusted non-interest expense to average assets:			
Adjusted non-interest expense	$ 55,792	$ 57,213	$ 53,615
Average total assets	9,186,765	9,201,635	9,030,941
Adjusted non-interest expense to average assets	2.46%	2.47%	2.39%
Adjusted efficiency ratio:			
Adjusted non-interest expense excluding amortization of intangible assets	$ 54,674	$ 55,868	$ 52,270
Total revenues	103,080	104,673	101,014
Adjusted efficiency ratio	53.04%	53.37%	51.75%
Adjusted return on average assets:			
Adjusted net income	$ 28,751	$ 30,537	$ 30,582
Average total assets	9,186,765	9,201,635	9,030,941
Adjusted return on average assets	1.27%	1.32%	1.36%
Adjusted return on average stockholders' equity:			
Adjusted net income	$ 28,751	$ 30,537	$ 30,582
Average stockholders' equity	1,110,168	1,094,025	998,806
Adjusted return on average stockholders' equity	10.50%	11.10%	12.31%

Non-GAAP Reconciliation *(continued)*

	As of or For the Three Months Ended		
	March 31, 2025	December 31, 2024	March 31, 2024
Tangible common equity to tangible assets:			
Tangible common equity	$ 934,098	$ 893,399	$ 806,916
Tangible assets	9,387,752	9,298,431	9,208,370
Tangible common equity to tangible assets	9.95%	9.61%	8.76%
Tangible common stockholders' equity, excluding accumulated other comprehensive loss to tangible assets, excluding accumulated other comprehensive loss:			
Tangible common stockholders' equity, excluding accumulated other comprehensive loss	$ 1,030,482	$ 1,007,086	$ 913,826
Tangible assets, excluding accumulated other comprehensive loss:	9,484,136	9,412,118	9,315,280
Tangible common stockholders' equity, excluding accumulated other comprehensive loss to tangible assets, excluding accumulated other comprehensive loss	10.87%	10.70%	9.81%
Return on average tangible common stockholders' equity:			
Tangible net income available to common stockholders	$ 29,074	$ 31,335	$ 31,426
Average tangible common stockholders' equity	912,654	895,328	796,033
Return on average tangible common stockholders' equity	12.92%	13.92%	15.88%
Adjusted return on average tangible common stockholders' equity:			
Adjusted tangible net income available to common stockholders	$ 29,577	$ 31,552	$ 31,568
Average tangible common stockholders' equity	912,654	895,328	796,033
Adjusted return on average tangible common stockholders' equity	13.14%	14.02%	15.95%
Tangible book value per share:			
Tangible common equity	$ 934,098	$ 893,399	$ 806,916
Common shares outstanding	44,675,553	44,459,584	44,108,387
Tangible book value per share	$ 20.91	$ 20.09	$ 18.29
Accumulated other comprehensive loss to tangible common equity:			
Accumulated other comprehensive loss	$ 96,384	$ 113,687	$ 106,910
Tangible common equity	934,098	893,399	806,916
Accumulated other comprehensive loss to tangible common equity	10.32%	12.73%	13.25%


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